                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 15
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               CENTER TRUST, INC.
                (formerly, Center Trust Retail Properties, Inc.;
                   formerly Alexander Haagen Properties, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    40443E100
                                 (CUSIP Number)

                          Marjorie L. Reifenberg, Esq.
                   Lazard Freres Real Estate Investors L.L.C.
                              30 Rockefeller Plaza
                               New York, NY 10020
                                 (212) 632-6000


                                 with a copy to:

                               Lance C. Balk, Esq.
                                Kirkland & Ellis
                                Citigroup Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 446-4950
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 40443E100                                          Page 2 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prometheus Western Retail, LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             2,261,006

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              13,405,660

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              2,261,006

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                13,405,660

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,666,666

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.18%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 40443E100                                          Page 3 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prometheus Western Retail Trust

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF,OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Maryland

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             2,261,006

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              13,405,660

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              2,261,006

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                13,405,660

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,666,666

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.18%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 40443E100                                          Page 4 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        LF Strategic Realty Investors L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF,OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             2,261,006

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              13,405,660

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              2,261,006

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                13,405,660

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,666,666

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.18%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        PN (limited partnership)

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 40443E100                                          Page 5 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lazard Freres Real Estate Investors L.L.C.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF,OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             2,261,006

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              13,405,660

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              2,261,006

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                13,405,660

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,666,666

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.18%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 40443E100                                          Page 6 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lazard Freres & Co. LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF,OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF             2,261,006

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY              13,405,660

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              2,261,006

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                13,405,660

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,666,666

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.18%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        OO

--------------------------------------------------------------------------------

                  This Amendment No. 15 to Schedule 13D is filed by Prometheus Western Retail, LLC, a Delaware limited liability company ("Prometheus"), Prometheus Western Retail Trust, a Maryland real estate investment trust ("Trust"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New
York limited liability company ("Lazard", and together with Prometheus, Trust, LF Realty, and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D dated June 10, 1997, as amended, filed by Prometheus and LF Realty (as amended, the "Initial Schedule 13D"). This Amendment No. 15 to Schedule 13D hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

Item 2.           Identity and Background

                  Item 2 is hereby amended and restated in its entirety as follows:

                  (a) This Statement is filed by (i) Prometheus, a Delaware limited liability company, (ii) Trust, a Maryland real estate investment trust,
(iii) LF Realty, a Delaware limited partnership, (iv) LFREI, a New York limited liability company, and (v) Lazard, a New York limited liability company.

                  (b) The principal business addresses of Prometheus, Trust, LF Realty and LFREI is c/o Lazard Freres Real Estate Investors L.L.C., 30 Rockefeller Plaza, New York, New York 10020. The principal business address of Lazard is 30 Rockefeller Plaza, New York, New York 10020.

                  (c) and (f) Prometheus was formed to acquire and hold the Common Stock of the Issuer that was issued pursuant to the Stock Purchase Agreement, dated as of June 1, 1997 by and between the Issuer, Prometheus and LF Realty. Trust was formed by LF Realty on July 18, 1997 as a Maryland real estate investment trust to invest in and to acquire, hold, manage, administer, control and dispose of real property and related assets. Trust is the sole member of Prometheus. The name, business address, citizenship and principal occupation or employment of each of the executive officers and trustees of Trust are set forth in Schedule 1 hereto which is incorporated by reference herein.

                  LF Realty is the sole common stockholder of Trust and is an investment partnership formed to invest in companies owning and/or operating real estate assets. LFREI is the general partner of LF Realty. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard. LFREI's investment decisions must be approved by its investment committee. The name, business address, principal occupation or employment and citizenship of each of the executive officers of LFREI and each of the members of the Investment Committee of LFREI are set forth in Schedule 2 which is incorporated by reference herein. LFREI disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  Lazard is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. On a day-to-day basis, Lazard is run by a management committee. The name, business address, principal occupation or employment, and citizenship of each of the members of the management committee of Lazard are set forth in Schedule 3 which is incorporated by reference herein. Lazard disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  Lazard is wholly owned by Lazard LLC, a Delaware limited liability company ("LLLC"), and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Head of Lazard controls LLLC subject to the approval of certain significant matters by the Lazard Board of LLLC. The name, business address, principal occupation or employment and citizenship of each of the members of the Lazard Board of LLLC are set forth in Schedule 4 hereto which is incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, Delaware 19807-4649. Lazard, on behalf of LLLC, disclaims any beneficial ownership LLLC may be deemed to have of any of the shares of Common Stock.

                  (d) and (e). During the last five years, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules 1 through 4 of this Amendment No. 15 to Schedule 13D: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.           Purpose of Transaction

                  On November 5, 2002, the Issuer, Pan Pacific Retail Properties, Inc. ("Pan Pacific") and MB Acquisition, Inc. ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the merger of Merger Sub with and into the Issuer (the "Merger"), whereupon the existence of Merger Sub will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation") and be a wholly-owned subsidiary of Pan Pacific.

                  At the effective time of the Merger (the "Effective Time"), by virtue of the Merger and without any action on the part of any holder of any shares of the Common Stock, or common stock of Merger Sub:

         - each issued and outstanding share of Common Stock (other than shares to be canceled) shall be converted into the right to receive 0.218 shares of Pan Pacific's common stock, $.01 par value per share ("Pan Pacific Stock");

         - each share of Common Stock that is owned by any subsidiary of the Issuer or by Pan Pacific or any subsidiary of Pan Pacific shall be canceled and retired without any conversion thereof and no payment shall be made with respect thereto; and

         - each issued and outstanding share of common stock of Merger Sub shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

                  If a stock split, stock dividend or any similar event affects the Common Stock or the Pan Pacific Stock before the Effective Time, the exchange ratio of 0.218 shares of Pan Pacific Stock per share of Common Stock will be adjusted to reflect the effect of such event.

                  Because the approval of the Issuer's stockholders holding two-thirds of the issued and outstanding Common Stock is required by applicable law in order to consummate the Merger, the Issuer will submit the Merger Agreement to its stockholders for approval.

                  The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, the Issuer or Pan Pacific may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement. Certain conditions to the Merger may not be waived by the Issuer, Pan Pacific or Merger Sub without the written consent of the L Entities (defined below).

                  In connection with the Merger, it is expected that the Issuer's Common Stock will cease to be quoted on the New York Stock Exchange and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

                  Concurrently with the execution and delivery of the Merger Agreement, Pan Pacific, Prometheus, Trust, LF Realty, and LFREI (Prometheus, Trust, LF Realty and LFREI are collectively referred to herein as the "L Entities") have entered into a Stockholders Voting Agreement (the "Voting Agreement"), whereby the L Entities have agreed on the terms and subject to the conditions therein, to vote 13,405,660 shares of Common Stock (the "Subject Shares"), among other things, in favor of the Merger and against any third-party acquisition proposal involving the Issuer. Pursuant to the Voting Agreement, the L Entities have also granted to Stuart A. Tanz, Chairman, President and Chief Executive Officer of Pan Pacific, and Joseph B. Tyson, Executive Vice President and Chief Financial Officer of Pan Pacific, an irrevocable proxy and power of attorney to vote the Subject Shares in favor of the Merger during the term of the Voting Agreement. The L Entities have no commitment to vote for or against the Merger any shares of Common Stock beneficially owned by any of them, other than the Subject Shares.

                  The Voting Agreement also provides that in certain circumstances, each of the L Entities shall not, except as contemplated by the terms of the Voting Agreement: (i) sell, transfer, pledge, encumber, assign or otherwise dispose of any Subject Shares, except to another L Entity that agrees to be bound by Prometheus's obligations under the Voting Agreement, or (ii) solicit, initiate, conduct or continue any discussions with any third party concerning an acquisition of the Issuer.

                  The Voting Agreement terminates immediately upon the earlier of: (a) mutual consent of Pan Pacific and each of the L Entities, (b) the date upon which the Merger Agreement is terminated in accordance with its terms, (c) the Effective Time, or (d) April 30, 2002.

                  As an inducement for the L Entities to enter into the Voting Agreement, concurrently with the execution of the Merger Agreement Pan Pacific has entered into a Stockholders' Rights Agreement (the "Rights Agreement") with the L Entities. Pursuant to the Rights Agreement, Pan Pacific has agreed to file a shelf registration statement providing for the registration for resale under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Pan Pacific Stock issued to the L Entities in connection with the Merger. Pan Pacific has agreed to use all reasonable efforts to cause the registration statement to be effective before the Effective Time. The registration statement must be continuously effective until the earliest of (x) the first day after the first anniversary of the Effective Time upon which the L Entities and their subsidiaries own less than one million of the shares of Pan Pacific Stock issued to them in the Merger, (y) the third anniversary of the Effective Time, and (z) the sale of all of the securities included in the registration statement to persons unaffiliated with the L Entities.

                  The Rights Agreement also provides that the L Entities and their subsidiaries may request up to two underwritten offerings of at least one million shares of Pan Pacific Stock, to be conducted with the assistance of Pan Pacific. The L Entities and their subsidiaries may also request that Pan Pacific include their shares of Pan Pacific Stock in any underwritten offerings of Pan Pacific Stock. The Rights Agreement also provides that the L Entities and their subsidiaries are entitled to certain information rights so long as they continue to hold 25% of the Pan Pacific Stock they received in the Merger.

                  The preceding summaries of certain provisions of the Merger Agreement, the Voting Agreement and the Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  As described in Item 4, on November 5, 2002, the L entities entered into the Voting Agreement and the Rights Agreement, copies of which are attached as Exhibits hereto and are incorporated herein by reference.

Item 7.           Materials to be Filed as Exhibits

                  Exhibit  1 --      Agreement and Plan of Merger, dated as of
                                     November 5, 2002, by and among Pan Pacific
                                     Retail Properties, Inc., Center Trust, Inc.
                                     and MB Acquisition, Inc.

                  Exhibit  2 --      Stockholders Voting Agreement, dated as of
                                     November 5, 2002, by and among Pan Pacific
                                     Retail Properties, Inc., Prometheus Western
                                     Retail, LLC, Prometheus Western Retail
                                     Trust, LF Strategic Realty Investors L.P.
                                     and Lazard Freres Real Estate Investors
                                     L.L.C.

                  Exhibit  3 --      Stockholders' Rights Agreement, dated as of
                                     November 5, 2002, by and among Pan Pacific
                                     Retail Properties, Inc., Prometheus Western
                                     Retail, LLC, Prometheus Western Retail
                                     Trust, LF Strategic Realty Investors L.P.
                                     and Lazard Freres Real Estate Investors
                                     L.L.C.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 6, 2002


                                        PROMETHEUS WESTERN RETAIL, LLC

                                        By:    Prometheus Western Retail Trust,
                                               its sole member



                                        By:    /s/ Mark S. Ticotin
                                               ---------------------------------
                                               Name:    Mark S. Ticotin
                                               Title:   Vice President



                                        PROMETHEUS WESTERN RETAIL TRUST



                                        By:    /s/ Mark S. Ticotin
                                               ---------------------------------
                                               Name:    Mark S. Ticotin
                                               Title:   Vice President



                                        LF STRATEGIC REALTY INVESTORS L.P.

                                        By:    Lazard Freres Real Estate
                                               Investors L.L.C.,
                                               as general partner



                                        By:    /s/ Mark S. Ticotin
                                               ---------------------------------
                                               Name:    Mark S. Ticotin
                                               Title:   Managing Principal



                                        LAZARD FRERES REAL ESTATE INVESTORS
                                        L.L.C.



                                        By:    /s/ Mark S. Ticotin
                                               ---------------------------------
                                               Name:    Mark S. Ticotin
                                               Title:   Managing Principal

                                        LAZARD FRERES & CO. LLC



                                        By:    /s/ Scott D. Hoffman
                                               ---------------------------------
                                               Name:    Scott D. Hoffman
                                               Title:   Managing Director

                                   SCHEDULE 1

       EXECUTIVE OFFICERS AND TRUSTEES OF PROMETHEUS WESTERN RETAIL TRUST

                  The following is a list of the executive officers and the trustees of Prometheus Western Retail Trust ("Trust"), setting forth the present and principal occupation for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020 and each person is a citizen of the United States.

                           EXECUTIVE OFFICERS OF TRUST

Name                                     Title                                 Principal Occupation
----                                     -----                                 --------------------
Matthew J. Lustig           President of Trust                Managing Principal of Lazard Freres Real Estate
                                                              Investors L.L.C. ("LFREI") and Managing Director of
                                                              Lazard Freres & Co. LLC
John A. Moore               Vice President and Chief          Managing Principal and Chief Financial Officer of LFREI
                            Financial Officer of Trust
Mark S. Ticotin             Vice President of Trust           Managing Principal of LFREI
Marjorie L. Reifenberg      Secretary of Trust                Principal and General Counsel of LFREI
Henry C. Herms              Treasurer of Trust                Controller of LFREI

                                TRUSTEES OF TRUST

Name                                                                   Principal Occupation
----                                                                   --------------------
Matthew J. Lustig                             Managing Principal of LFREI and Managing Director of Lazard Freres &
                                              Co. LLC
John A. Moore                                 Managing Principal and Chief Financial Officer of LFREI
Mark S. Ticotin                               Managing Principal of LFREI

                                   SCHEDULE 2

           EXECUTIVE OFFICERS AND MEMBERS OF THE INVESTMENT COMMITTEE
                  OF LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                  The following is a list of the executive officers and of the members of the investment committee of Lazard Freres Real Estate Investors L.L.C. ("LFREI"), setting forth the present and principal occupation and citizenship for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Except as otherwise indicated, each such person is a citizen of the United States.

                                              LFREI EXECUTIVE OFFICERS
                                              ------------------------
Robert C. Larson                         Chairman and Managing Principal of LFREI and Managing Director of Lazard
                                         Freres & Co. LLC
Matthew J. Lustig                        Managing Principal of LFREI and Managing Director of Lazard Freres & Co. LLC
John A. Moore                            Managing Principal and Chief Financial Officer of LFREI
Mark S. Ticotin                          Managing Principal of LFREI
Gary Ickowicz                            Principal of LFREI
Marjorie L. Reifenberg                   Principal, General Counsel and Secretary of LFREI
Douglas N. Wells                         Principal of LFREI
(Citizen of Canada)

Andrew E. Zobler                         Principal of LFREI
Henry C. Herms                           Controller of LFREI
                                             LFREI INVESTMENT COMMITTEE

Albert H. Garner                         Managing Director of Lazard Freres & Co. LLC
Steven J. Golub                          Managing Director of Lazard Freres & Co. LLC
Jonathan H. Kagan                        Managing Director of Lazard Freres & Co. LLC
Robert C. Larson                         Chairman and Managing Principal of LFREI and Managing Director of Lazard
                                         Freres & Co. LLC
Matthew J. Lustig                        Managing Principal of LFREI and Managing Director of Lazard Freres & Co. LLC
James A. Paduano                         Managing Director of Lazard Freres & Co. LLC
Mark S. Ticotin                          Managing Principal of LFREI
Ali E. Wambold                           Managing Director of Lazard Freres & Co. LLC

                                   SCHEDULE 3

         MEMBERS OF THE MANAGEMENT COMMITTEE OF LAZARD FRERES & CO. LLC

                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation for each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                                                                Principal Occupation
Name                                                     (if other than as indicated above)
----                                                     ----------------------------------
Michael Castellano

Norman Eig                               Co-Chief Executive Officer of Lazard Asset Management and
                                         Managing Director of Lazard Freres & Co. LLC
Steven J. Golub
Scott D. Hoffman

Kenneth M. Jacobs                        Deputy Chairman of Lazard and Managing Director and Head of House
                                         of Lazard Freres & Co. LLC
Gary S. Shedlin
David L. Tashjian
Ali E. Wambold

Charles G. Ward, III                     President of Lazard

\                                   SCHEDULE 4

                           LAZARD BOARD OF LAZARD LLC

                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

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
                                                     Principal Occupation
Name                                                 and Business Address                        Citizenship
----                                                 --------------------                        -----------
Marcus Agius                             Deputy Chairman of Lazard; and Chairman and           United Kingdom
                                         Managing Director of Lazard Brothers & Co.,
                                         Limited
                                         Lazard Brothers & Co., Limited
                                         21 Moorfields
                                         London EC2P 2HT
                                         United Kingdom

Antoine Bernheim                         Investor                                                  France
                                         Chairman of Assicurazioni Generali S.p.A.
                                         Lazard Freres S.A.S.
                                         121 Boulevard Haussmann
                                         75382 Paris Cedex 08 France

Gerardo Braggiotti                       Deputy Chairman of Lazard; Managing Director               Italy
                                         of Lazard Freres S.A.S., Lazard Freres & Co.
                                         LLC and Lazard Brothers & Co., Limited; Vice
                                         Chairman of Lazard AB Stockholm and Lazard &
                                         C. Srl; Member of Supervisory Board of
                                         Lazard & Co. GmbH; and Chairman of Lazard
                                         Asesores Financieras S.A.
                                         Lazard Freres S.A.S.
                                         121 Boulevard Haussmann
                                         75382 Paris Cedex 08 France

Michel A. David-Weill                    Chairman of Lazard and Chairman of the                    France
                                         Lazard Board of Lazard LLC
                                         Lazard Freres & Co. LLC
                                         30 Rockefeller Plaza
                                         New York, NY 10020, USA

Jean Guyot                               Investor                                                  France
                                         Lazard Freres S.A.S.
                                         121 Boulevard Haussmann
                                         75382 Paris Cedex 08 France

Kenneth M. Jacobs                        Deputy Chairman of Lazard; and Managing                     USA
                                         Director and Head of House of Lazard Freres
                                         & Co. LLC
                                         Lazard Freres & Co. LLC
                                         30 Rockefeller Plaza
                                         New York, NY 10020, USA
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
                                                     Principal Occupation
Name                                                 and Business Address                        Citizenship
----                                                 --------------------                        -----------
Alain Merieux                            President Directeur General (CEO)                         France
                                         BioMerieux S.A. and BioMerieux Alliance
                                         69280 Marcy L'Etoile
                                         France

Bruno M. Roger                           Chairman and Head of House of Lazard Freres               France
                                         S.A.S.
                                         Lazard Freres S.A.S.
                                         121 Boulevard Haussmann
                                         75382 Paris Cedex 08 France

Patrick G.P. Sayer                       Chief Executive Officer of Eurazco                        France
                                         Eurazco
                                         3 rue Jacques Bingen
                                         75017 Paris France

Francois Voss                            Managing Director of Lazard Freres S.A.S.                 France
                                         Lazard Freres S.A.S.
                                         121 Boulevard Haussmann
                                         75382 Paris Cedex 08 France

Bruce Wasserstein                        Head of Lazard and Chairman of the Executive                USA
                                         Committee of Lazard Strategic Coordination
                                         Company LLC
                                         Lazard Freres & Co. LLC
                                         30 Rockefeller Plaza
                                         New York, NY 10020, USA
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